File No. 83-1

Regulation IA

Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the “Bank”)

In respect of the Bank’s

Series No. 1052

U.S.$150,000,000 Multi-Callable 4.20 percent Notes due April 1, 2031

Filed pursuant to Rule 3 of Regulation IA

Dated: April 1, 2026

File No. 83-1

Regulation IA

Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$150,000,000 Multi-Callable 4.20 percent Notes due April 1, 2031, Series No. 1052 (the “Notes”) under the Bank’s Global Debt Program. The Notes are being issued pursuant to: the Prospectus dated July 28, 2020 (the “Prospectus”) and the Standard Provisions dated June 1, 2021 (both previously filed); and the Pricing Supplement dated March 27, 2026 (the “Pricing Supplement”) and the Terms Agreement dated March 27, 2026 (the “Terms Agreement”) (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 14 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2.Distribution of Securities

See pages 54 through 57 of the Prospectus; and the attached Terms Agreement.

Item 3.Distribution Spread

Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note: 100.00%	Nil.		100.00%
Total: U.S.$150,000,000.00		U.S.$	150,000,000.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A)	Opinion of the Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated February 27, 2026

(B)	Pricing Supplement

(C)	Terms Agreement

[1]	The Bank has agreed to indemnify the Underwriters against certain liabilities.

Exhibit A
February 27, 2026

To the Dealers appointed

from time to time pursuant to a

Terms Agreement or Appointment Agreement

under the Global Debt Program of the

Inter-American Development Bank

Ladies and Gentlemen:

Reference is made to the proceedings of the Inter-American Development Bank (the “Bank”) to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the “Program”), and to authorize the issue and sale of Notes thereunder (the “Notes”) with reference to a Prospectus dated July 28, 2020 (as supplemented and amended from time to time, the “Prospectus”). In connection with such proceedings, I have examined, among other documents, the following:

1)	The Agreement Establishing the Inter-American Development Bank (the “Bank Agreement”) and the By-Laws of the Bank;

2)	The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3)	The Prospectus;

4)	The Standard Provisions, dated as of June 1, 2021 (the “Standard Provisions”);

5)

The Amended and Restated Global Agency Agreement, dated as of July 28, 2020, between the Bank and Citibank, N.A., London Branch, as may be supplemented and amended from time to time (the “Global Agency Agreement”); and

6)

The Uniform Fiscal Agency Agreement, dated as of December 19, 2024, between the Bank and the 12 Federal Reserve Banks, as may be supplemented and amended from time to time (the “Fiscal Agency Agreement”).

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a)	The Bank is an international organization duly established and existing under the Bank Agreement;

b)	The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c)

The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d)	Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f)

Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on the date hereof in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel (Corporate Legal Affairs Division) of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

/s/ Alessandro Macri
Alessandro Macri Chief Counsel Corporate Legal Affairs Division

Exhibit B

EXECUTION VERSION

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 1052

U.S.$150,000,000 Multi Callable 4.20 percent Notes due April 1, 2031 (the “Notes”)

Issue Price: 100.00 percent

Application has been made for the Notes to be admitted to the

Official List of the Financial Conduct Authority and

to trading on the London Stock Exchange plc’s

UK Regulated Market

BMO Capital Markets

The date of this Pricing Supplement is March 27, 2026.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No: 1052

U.S. $150,000,000 Multi Callable 4.20 percent Notes due April 1, 2031

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the “Conditions”) set forth in the Prospectus dated July 28, 2020 (the “Prospectus”) (which for the avoidance of doubt does not constitute a base prospectus for the purposes of Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”), the Public Offers and Admissions to Trading Regulations 2024 or the Prospectus Rules: Admission to Trading on a Regulated Market sourcebook). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the “Bank”) under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

Terms and Conditions

The following items under this heading “Terms and Conditions” are the particular terms which relate to the issue the subject of this Pricing Supplement. Together with the applicable Conditions (as defined above), which are expressly incorporated hereto, these are the only terms that form part of the form of Notes for such issue.

1. Series No.:	1052

2. Aggregate Principal Amount:	U.S.$150,000,000

3. Issue Price:	U.S.$150,000,000, which is 100.00 percent of the Aggregate Principal Amount

4. Issue Date:	April 1, 2026

5. Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 8(b) of “Other Relevant Terms” below.

6. New Global Note:	Not Applicable

7. Authorized Denomination(s) (Condition 1(b)):	U.S.$10,000 and integral multiples thereof

8. Specified Currency (Condition 1(d)):	United States Dollars (U.S.$) being the lawful currency of the United States of America

9. Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	U.S.$

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No: 1052

U.S. $150,000,000 Multi Callable 4.20 percent Notes due April 1, 2031

10. Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	U.S.$

11. Maturity Date (Condition 6(a); Fixed Interest Rate and Zero Coupon):	April 1, 2031

12. Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))

13. Interest Commencement Date (Condition 5(III)):	Issue Date (April 1, 2026)

14. Fixed Interest Rate (Condition 5(I)):

(a) Interest Rate:	4.20 percent per annum

(b) Fixed Rate Interest Payment Date(s):

Semi-annually in arrear on January 1 and July 1 in each year, commencing with a short first coupon on July 1, 2026, up to and including the Maturity Date; provided that there will be a short final coupon from January 1, 2031 to April 1, 2031.

Each Fixed Rate Interest Payment Date is subject to the Business Day Convention, but with no adjustment to the amount of interest otherwise calculated.

(c) Business Day Convention:	Following Business Day Convention

(d) Fixed Rate Day Count Fraction(s):	30/360

15. Relevant Financial Center:	New York

16. Relevant Business Days:	New York

17. Issuer’s Optional Redemption (Condition 6(e)):	Yes, in whole but not in part

(a) Notice Period:	No less than five (5) Relevant Business Days prior to the Optional Redemption Dates

(b) Amount:	100.00 percent per Authorized Denomination

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No: 1052

U.S. $150,000,000 Multi Callable 4.20 percent Notes due April 1, 2031

(c) Date(s):	July 1 in each year, commencing on July 1, 2027, up to and including July 1, 2030.

(d) Early Redemption Amount Bank:	100.00 percent of the Aggregate Principal Amount

18. Redemption at the Option of the Noteholders (Condition 6(f)):	No

19. Governing Law:	New York

Other Relevant Terms

1. Listing:	Application has been made for the Notes to be admitted to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc’s UK Regulated Market.

2. Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	The Depository Trust Company (DTC), Euroclear Bank SA/NV and/or Clearstream Banking S.A.

3. Syndicated:	No

4. Commissions and Concessions:	No commissions or concessions are payable in respect of the Notes. An affiliate of the Dealer has arranged a swap with the Bank in connection with this transaction and will receive amounts thereunder that may comprise compensation.

5. Estimated Total Expenses:	The Dealer has agreed to pay for all material expenses related to the issuance of the Notes, except the Issuer will pay for the London Stock Exchange listing fees, if applicable.

6. Codes:

(a) ISIN:	US45818WGQ33

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No: 1052

U.S. $150,000,000 Multi Callable 4.20 percent Notes due April 1, 2031

(b) Common Code:	332927302

(c) CUSIP:	45818WGQ3

7. Identity of Dealer:	BMO Capital Markets Corp.

8. Provisions for Registered Notes:

(a) Individual Definitive Registered Notes Available on Issue Date:	No

(b) DTC Global Note(s):	Yes, issued in accordance with the Amended and Restated Global Agency Agreement, dated as of July 28, 2020, as may be amended from time to time, between the Bank, Citibank, N.A., London Branch as Global Agent, and the other parties thereto.

(c) Other Registered Global Notes:	No

9. Intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable

10. Selling Restrictions:

(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

(b) United Kingdom:	The Dealer represents and agrees that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the UK.

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No: 1052

U.S. $150,000,000 Multi Callable 4.20 percent Notes due April 1, 2031

(c) Singapore:

The Dealer represents, warrants and agrees, that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute the Prospectus, this Pricing Supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than: (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore.

Investors should note that there may be restrictions on the secondary sale of the Notes under Section 276 of the SFA.

Any reference to the SFA is a reference to the Securities and Futures Act 2001 of Singapore and a reference to any term that is defined in the SFA or any provision in the SFA is a reference to that term or provision as amended or modified from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the SFA, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No: 1052

U.S. $150,000,000 Multi Callable 4.20 percent Notes due April 1, 2031

(d) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

INTER-AMERICAN DEVELOPMENT BANK

By:	/s/ Gustavo Alberto De Rosa
Name:	Gustavo Alberto De Rosa
Title:	Chief Financial Officer and General Manager, Finance Department

PRICING SUPPLEMENT

Inter-American Development Bank Global Debt Program Series No: 1052

U.S. $150,000,000 Multi Callable 4.20 percent Notes due April 1, 2031

Exhibit C

EXECUTION VERSION

TERMS AGREEMENT NO. 1052 UNDER

THE PROGRAM

March 27, 2026

Inter-American Development Bank

1300 New York Avenue, N.W.

Washington, D.C. 20577

The undersigned agrees to purchase from you (the “Bank”) the Bank’s U.S.$150,000,000 Multi Callable 4.20 percent Notes due April 1, 2031 (the “Notes”) described in the Pricing Supplement related thereto, dated as of the date hereof (the “Pricing Supplement”), at 9:00 a.m. New York time on April 1, 2026 (the “Settlement Date”), at an aggregate purchase price of U.S.$150,000,000, calculated as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of June 1, 2021, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to March 20, 2026, 10:25 a.m. New York time. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

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1.

The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 100.00 percent of the aggregate principal amount (U.S.$150,000,000). For the avoidance of doubt, the Dealer’s aggregate purchase price is U.S.$150,000,000.

2.

Payment for the Notes shall be made on the Settlement Date by the Dealer named below to Citibank, N.A., London Branch, as custodian for Cede & Co. as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3.

The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

•	a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

•	a copy of each of the most recently delivered documents referred to in Section 6(a) (other than the letter referred to in Section 6(a)(vi)) or 6(b), as applicable, of the Standard Provisions.

4.

In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5.

The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

2

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank

1300 New York Avenue, N.W.

Washington, D.C. 20577

Attention:   Finance Department

Cash Management and Settlements Group

Email:     FIN-CMO@iadb.org

Telephone:   202-623-3131

FOR THE DEALER:

BMO Capital Markets Corp.

151 West 42nd Street, Floor 9

New York, NY 10036

Attention:   Sean Hayes

Email:     USTMG@bmo.com

SSAOrigination@bmo.com

Telephone:   212-702-1866

6.	To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank, and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

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(iii) Represents, warrants and agrees that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase and will not offer or sell any Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute the Prospectus, the Pricing Supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to any person in Singapore other than: (i) to an institutional investor (as defined in Section 4A of the SFA) pursuant to Section 274 of the SFA or (ii) to an accredited investor (as defined in Section 4A of the SFA) pursuant to and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018 of Singapore. Any reference to the SFA in this Terms Agreement is a reference to the Securities and Futures Act 2001 of Singapore and a reference to any term that is defined in the SFA or any provision in the SFA is a reference to that term or provision as amended or modified from time to time including by such of its subsidiary legislation as may be applicable at the relevant time.

(iv) Acknowledges that: In the case of the Notes being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the SFA, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

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This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BMO CAPITAL MARKETS CORP.

By:	/s/ Illegible
Name:
Title:

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By:	/s/ Gustavo Alberto De Rosa
Name: Gustavo Alberto De Rosa
Title: Chief Financial Officer and General Manager, Finance Department